Exhibit 99.1

VivoPower Commences Strategic Share Conversion Program; Initial 2.96 Million Listed Class A Ordinary Shares Becoming Unlisted Restricted Class B Shares, Reducing Public Float

Follows recently announced share acquisitions totaling 2.65 million shares by board members, including Executive Chairman and CEO, Kevin Chin, who purchased the majority of shares

Conversion program is aligned with VivoPower’s broader capital strategy to minimize dilution following the recent cancellation of the Company’s ATM and F-3 registration statement

Strategic intent is to further align with shareholder interest, given that unlisted restricted Class B shares are non-tradeable with enhanced voting rights

LONDON, March 20, 2026 - VivoPower PLC (Nasdaq: VIVO) (“VivoPower” or the “Company”), a B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced that Executive Chairman and CEO Kevin Chin and other affiliated entities have voluntarily initiated conversion of 2.96m of NASDAQ listed Class A ordinary shares into unlisted Class B ordinary shares, a non-tradable share class carrying enhanced voting rights. This has the effect of removing these Class A ordinary shares from the publicly tradeable float.

As and when appropriate, the Board’s intention is to broaden the conversion of NASDAQ-listed free trading Class A Ordinary Shares into unlisted Class B Ordinary shares amongst its executive leadership ranks to further engender long term alignment and ownership.

On February 18, 2026, Mr. Chin and other board members increased their aggregate shareholdings by 2,650,000 shares, with Mr. Chin accounting for the majority. The conversion of 2,961,000 Class A ordinary shares into Class B shares removes them from the publicly tradeable pool and represents the next step in that commitment — moving from acquisition to voluntary long term unlisted status. This transaction reinforces Mr. Chin’s long-term commitment to VivoPower and strengthens governance alignment with the Company’s mission to deliver sustained value creation in Sovereign AI Data Centre infrastructure.

Transaction Overview

The conversion is being effectuated pursuant to the authority granted by shareholders at the Company’s Extraordinary General Meeting held on January 30, 2026 (Resolution 3), which approved the introduction of a dual-class share structure. The key terms of the conversion are as follows:

●	Shares Converted: 2,961,000 Class A ordinary shares converted into 2,961,000 Class B ordinary shares
●	Listing Status: Class B ordinary shares are not listed on Nasdaq and are not freely tradable
●	Convertibility: Class B ordinary shares may be converted back into Class A ordinary shares only with shareholder approval.

Strategic Rationale

The conversion of Class A shares into Class B shares is the latest in a series of considered steps taken by VivoPower to strengthen its capital structure and governance framework in support of long-term value creation. This action should be viewed in the context of the Company’s broader non-dilutive capital strategy, which includes:

●	Termination of the ATM Equity Offering Agreement: On February 2, 2026, the Company terminated its at-the-market equity offering agreement with Chardan, eliminating a potential source of dilutive issuance.
●	Termination of the $180M Form F-3 Registration Statement: On March 18, 2026, the Company withdrew its shelf registration statement on Form F-3, further reinforcing its commitment to a non-dilutive capital management approach.
●	Commitment to Non-Dilutive Capital Management: The Company has consistently communicated its intention to fund growth of its AI data center infrastructure and powered land business through disciplined capital raising at project level, in preference to equity issuance at VivoPower level (unless it is definitively accretive).

The Board believes that broadening the Class B shareholder base among the Company’s most senior operators over time and subject to performance and commitment will further strengthen governance alignment and reinforce a culture of long-term stewardship across the leadership team. Any future extension of Class B shares to additional members of the leadership team would be subject to Board approval and disclosed in accordance with applicable securities laws.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. Today, VivoPower’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company’s intention to broaden the Class B conversion program to additional members of the leadership team, the expected impact of the conversion on the Company’s capital structure and governance framework, the achievement of performance hurdles, or the benefits of the events or transactions described in this communication. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. Specifically in relation to the conversion to unlisted restricted Class B shares, there is a defined process that needs to be completed for each tranche of shares to be converted, which involves counterparties and regulators, the timing of which is outside the control of the Company. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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